United States securities and exchange commission logo





                             July 13, 2021

       Suresh Venkatachari
       Chief Executive Officer
       Healthcare Triangle, Inc.
       4309 Hacienda Dr., Suite 150
       Pleasanton, CA 94588

                                                        Re: Healthcare
Triangle, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 24,
2021
                                                            CIK No. 0001839285

       Dear Mr. Venkatachari:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated May 18, 2021.

       Amendment No. 1 to Draft Registration Statement on Form S-1 filed June 24, 2021

       Prospectus Summary, page 5

   1. We note the disclosure added to "About This Prospectus" in response to comment 1.
                                                        Please move this
business-related disclosure to the Prospectus Summary to provide context to the
discussion of the company's business.
       Results of Operations, page 50

   2. Please discuss the reasons for material changes in your operating results. For example, discuss why revenue
from Software Services has been decreasing and revenue from
                                                        Managed Services and
Support have been increasing. Discuss whether you expect this trend to continue and
how it has and will impact your results of operations.
 Suresh Venkatachari
FirstName
Healthcare LastNameSuresh Venkatachari
           Triangle, Inc.
Comapany
July       NameHealthcare Triangle, Inc.
     13, 2021
July 13,
Page  2 2021 Page 2
FirstName LastName
Top Five Customers Revenue for quarter ended March 31, 2021, page 51

3. We note your response to prior comment 5 and your disclosure that several of your top 5 customers were not consistent from period to period. Both in the three month and full year discussions, please clarify in your disclosure which customers remained consistent between the periods presented. Tell us what consideration you gave to filing material contracts with any of your top customers, in particular the customer that accounted for
         57% of your revenue in fiscal year 2020.
Management's Discussion and Analysis of Financial Conditions and Results of Operations
Components of Results of Operations
Revenue by Operating Segment, page 53

4. We note you present revenues and cost of revenues for each of your reportable operating segments. Please revise to provide and discuss the segment measure of profit or loss for each of your reportable segments. Please also revise segment-level disclosures to identify, quantify, and analyze each material factor underlying changes in results, including when such factors offset each other. See Item 303(a)(3)(i) of Regulation S-K and Section III.D
         of SEC Release No. 33-6835.
Certain GAAP Non-Financial Measures, page 54

5. You provide information about recurring revenues and non-recurring revenues. Please explain in more detail why management evaluates these revenue streams. For example, explain whether it is the company's strategy to increase recurring revenues. Furthermore, you indicate that managed service contracts are recurring in nature, any contract where a customer signs up for a service on which the income is generated on a consistent basis is classified as recurring revenue, and your standard customer contracts are twelve months and have generally been renewed. It appears you are presenting all revenues from managed service contracts as recurring revenues whether or not they are renewed.
         Disclose whether management uses key metrics to monitor actual recurring revenues, such as annual net revenue retention.
Revenue by Operating Segment, page 58

6. Please discuss the reasons for material changes in your operating results. For example, discuss why revenue from Software Services has been decreasing and revenue from
         Managed Services and Support has been increasing. Discuss whether you expect this trend to continue and how it has and will impact your results of operations.
Business
Our Company, page 68

7. We note your response to prior comment 2. Please also revise the disclosure on page 69 to remove or provide context for the discussion of healthcare spending in the U.S.
 Suresh Venkatachari
FirstName
Healthcare LastNameSuresh Venkatachari
           Triangle, Inc.
Comapany
July       NameHealthcare Triangle, Inc.
     13, 2021
July 13,
Page  3 2021 Page 3
FirstName LastName
Principal Stockholders, page 88

8. We note your response to prior comment 8. Please note that, pursuant to Rule 13d-3(d)(1), a person is deemed to be the beneficial owner of a security "if that person has the right to acquire beneficial ownership" of such security within 60 days. Therefore, if your warrants and convertible notes are exercisable or convertible within 60 days, you must include the underlying shares in a person's beneficial ownership, even if it is uncertain whether the warrants and convertible notes will be exercised or converted. The shares underlying the warrants and convertible notes will be considered outstanding for the purpose of computing the percentage of outstanding securities of the class owned by a person but will not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.
Consolidated Financial Statements
Consolidated Statements of Income For The Three Months Ended March 31, 2021 and 2020,
page F-5

9. Revise your income statements so that the line-item "Depreciation and amortization" is presented under operating expenses.
Note 6. Due from Related Party, page F-18

10. Please tell us how you are able to substantiate the representation that your related party
         transactions are considered to be arm   s length in nature, or remove
the assertion. Refer
         to ASC 850-10-50-5.
11. In regard to your master services agreement, for all periods presented, please describe in greater detail the nature, terms and manner of settlement for these related party transactions. Clarify whether any of the charges for services from the Parent will include an element of profit.
Note 10. Convertible Note, page F-20

12. We note your disclosure that you issued additional convertible promissory notes and warrants in fiscal year 2021. Please address the following:
             Please expand your disclosure to explain the rights and privileges of the various debt securities outstanding during the periods presented including: (1) general terms and conditions of each promissory note; (2) the date of maturity; and
(3) the basis for
             conversion. Please refer to ASC 470-10-50-5 and ASC 505-10-50-3 and;
             Please tell us how you allocated the proceeds from issuance of the promissory notes and warrants. Refer to ASC 470-20-25-2.
Note 2. Summary of Significant Accounting Policies
Basis of Consolidated Financial Statements, page F-34

13.      We note your response to prior comment 11. We further note that your financial
 Suresh Venkatachari
FirstName
Healthcare LastNameSuresh Venkatachari
           Triangle, Inc.
Comapany
July       NameHealthcare Triangle, Inc.
     13, 2021
July 13,
Page  4 2021 Page 4
FirstName LastName
         statements during the periods presented do not necessarily include all the expenses that would have been incurred or held by the company had it been a separate, standalone entity, and it is not practicable to estimate actual costs. Noting your representation, please tell us, and clarify in your disclosure, whether your estimate of these costs would have been materially different had you operated as an unaffiliated entity.
14. We note your response to prior comment 18. Please clarify in your disclosures that the combined financial statements have been prepared under the historical cost method of accounting, if true. Refer to ASC Topic 805-50-50-3b.
Segment Information, page F-35

15. We note your disclosure that you operate three distinct reportable segments, which apparently are Software Services, Managed Services and Support, and Platform Services.
         If so, please revise to provide segment information and segment disclosures required by ASC 280-10-50 for all periods presented, including the requirement to disclose a measure of profit or loss for each reportable segment. Refer to ASC 280-10-50-22.
Revenue Recognition, page F-36

16. We note your response to prior comment 13. In regard to all three major service categories presented, we reiterate our request that you revise your disclosure to identify and describe, in detail, your contractual performance obligations that are transferred to your customers. As an example, under Software Services, your disclosures contain vaguely described performance obligations such as strategic advisory, implementation, and development services. Accordingly, please disclose in sufficient detail the significant contractual terms and conditions, and the nature of services that you promise to transfer in your Statements of Work. Refer to ASC 606-10-50-12.
17. Furthermore, we note you have determined that your Software Services revenue represents a single performance obligation (or, as disclosed, "doesn t result in multiple obligation"), although your Statements of Work appear to include a number of distinct performance obligations. Accordingly, please provide us your analysis regarding how you determined that all services in these arrangements should be combined. We refer you to ASC 606-10-25-21.
Note 8. Assets purchased from SecureKloud Technologies Inc., page F-44

18. We note your response to comment 17 and that you are a wholly-owned subsidiary of
         SecureKloud Technologies, Inc. It is unclear why you characterize the transfer of assets and operations in a reorganization as a purchase or as an acquisition. Revise your characterizations here and throughout your filing, including your disclosure on pages 15,
         65, and F-33, to reflect the substance of the transaction. In addition, regarding your accounting for the asset purchase agreement, tell your basis under generally accepted accounting principles for assigning value to the intellectual property.
 Suresh Venkatachari
Healthcare Triangle, Inc.
July 13, 2021
Page 5

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                          Sincerely,
FirstName LastNameSuresh Venkatachari
                                                          Division of
Corporation Finance
Comapany NameHealthcare Triangle, Inc.
                                                          Office of Technology
July 13, 2021 Page 5
cc:       Ross Carmel
FirstName LastName